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Section

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FEB 29 2008 **ANNUAL AUDITED REPORT**
FORM X-17A-5
PART III

Washington, DC
110

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SEC FILE NUMBER

8-32117

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/1/07_____ AND ENDING ____12/31/07____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Citicorp* ~~Citigroup~~ Securities Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

_____111 Wall Street_____
(No. and Street)

New York   N.Y.   10005
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John McCoy   212-657-8435
                                    (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – If individual, state last, first, middle name)

345 Park Ave.   New York   NY   10154
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

CITICORP SECURITIES SERVICES, INC.

(A wholly-owned subsidiary of Citigroup Financial Products Inc.)

Statement of Financial Condition

As of December 31, 2007

(With Independent Auditors' Report Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Citicorp Securities Services, Inc.:

We have audited the accompanying statement of financial condition of Citicorp Securities Services, Inc. (the "Company") (a wholly-owned subsidiary of Citigroup Financial Products Inc.) as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Citicorp Securities Services, Inc. as of December 31, 2007, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2008

CITICORP SECURITIES SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2007
(In thousands, except share information)

ASSETS

Cash and cash equivalents	$	32,844
Cash deposited with clearing organizations		309
Financial instruments owned, at fair value (All pledged to various counterparties)		16,442,467
Deposits paid for securities borrowed		10,901,041
Other assets		43,993
Total assets	$	27,420,654

LIABILITIES AND STOCKHOLDER'S EQUITY

Deposits received for securities loaned	$	10,477,159
Payables and accrued liabilities		16,536,987
Subordinated indebtedness		175,000
Total liabilities		27,189,146

Stockholder's equity:

Common stock (par value $1 per share; 1,000 shares authorized, issued and outstanding)	$	1	
Additional paid-in capital		38,425	
Retained earnings		193,082	
Total stockholder's equity			231,508
Total liabilities and stockholder's equity	$		27,420,654

The accompanying notes are an integral part
of this statement of financial condition.

1. Summary of Significant Accounting Policies

Basis of presentation
Citicorp Securities Services, Inc. (the "Company") is a wholly-owned subsidiary of Citigroup Financial Products Inc., (the "Parent"), and is an indirect wholly-owned subsidiary of Citigroup Global Markets Holdings Inc. ("CGMHI"). The Company's ultimate parent is Citigroup Inc. ("Citigroup"). The Company is a registered broker-dealer with the U.S. Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates a securities business dealing in collateralized financing transactions.

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. Citigroup Global Markets Inc., an affiliated company, acts as the clearing broker-dealer for the Company.

The Company's Statement of Financial Condition is prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). Management must make estimates and assumptions that affect the Statement of Financial Condition and the related footnote disclosures. While management makes its best judgment, actual amounts or results could differ from those estimates.

Cash and cash equivalents

The Company's cash and cash equivalents consist of cash and government money market mutual funds.

Collateralized financing agreements
Deposits paid for securities borrowed ("securities borrowed") and deposits received for securities loaned ("securities loaned") are recorded at the amount of cash advanced or received and are collateralized principally by equity securities. The Company monitors the market value of securities borrowed and securities loaned daily, and additional collateral is obtained as necessary. In the event of counterparty default, the Company has the right to liquidate the collateral held.

Financial instruments owned, at fair value
The Company elected to early-adopt SFAS No. 157, "Fair Value Measurements" (SFAS 157), as of January 1, 2007. SFAS 157 defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

- Level 1 Quoted prices for *identical* instruments in active markets.
- Level 2 Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
- Level 3 Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Income taxes
Under income tax allocation agreements with CGMHI and Citigroup, the Company's U.S. federal, state and local income taxes are provided on a separate entity basis and are subject to the utilization of tax attributes in Citigroup's consolidated income tax provision. Under the tax sharing agreement with CGMHI, the Company settles its current and deferred tax provisions with CGMHI throughout the year.

Statement of Financial Accounting Standards ("SFAS") No. 140
Pursuant to the collateral provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125," financial instruments owned, at market value and obligations to return securities received as collateral which may be sold or repledged (included in payables and accrued liabilities in the accompanying Statement of Financial Condition) were each accounted for as on-balance-sheet transactions for $16,442,467 as of December 31, 2007.

2. Capital Requirements

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rule of the SEC ("Rule 15c3-1"). Under the alternative method permitted by the Rule, the Company is required to maintain net capital, as defined, equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions. As of December 31, 2007, the Company's net capital of $405,584 exceeded the minimum requirement by $405,334.

3. Collateral and Pledged Assets

At December 31, 2007, the approximate market value of collateral received by the Company that may be resold or repledged, was $39.8 billion. This collateral was received in connection with securities borrowed and loaned. At December 31, 2007, substantially all of the collateral received by the Company had been sold or repledged.

4. Related Party Transactions

The Company has entered into various related party transactions with certain affiliates. These related party transactions are generally conducted at prices equivalent to prices for transactions conducted at arm's length with unrelated third parties.

The accompanying Statement of Financial Condition has been prepared from separate records maintained by the Company, which may not necessarily be indicative of the financial condition that would have existed if the Company had been operated as an unaffiliated company.

Subordinated indebtedness
At December 31, 2007, subordinated indebtedness of $175,000 consists of borrowings outstanding pursuant to a term subordinated agreement with CGMHI. This agreement bears interest at a rate agreed upon by both parties (currently 5%). The current maturity is April 30, 2008 and the agreement automatically renews yearly unless notification is given to FINRA. Payables and accrued liabilities at December 31, 2007 include $2,380, which represents interest payable to CGMHI for the subordinated indebtedness. All subordinated indebtedness qualifies for inclusion in net capital at December 31, 2007. In accordance with Rule 15c-3-1,

subordinated indebtedness may not be repaid if net capital is less than 5% of aggregate debit items, as defined, or if other net capital requirements are not met.

The Company also has a revolving subordinated debt agreement with Citigroup Funding Inc., an affiliated company. This agreement totals $200,000 and would bear interest at a rate agreed upon by both parties. Any borrowings under this agreement would mature on June 30, 2011. At December 31, 2007, no amounts have been drawn under this agreement.

Collateralized financing agreements
At December 31, 2007, all securities borrowed represent collateralized financing transactions with CGMI.

5. Income Taxes

Under income allocation agreements with CGMHI and Citigroup, the Company's U.S. federal, state and local income taxes are provided on a separate entity basis and are subject to the utilization of tax attributes in Citigroup's consolidated income tax provision. Pursuant to an agreement with CGMHI, all temporary differences are treated as current tax items and the tax effects on such differences are included in the payable to CGMHI. At December 31, 2007 the Company did not have any temporary differences.

During the year, the Company paid $51,364 in income taxes to CGMHI. At December 31, 2007, the Company had income taxes payable to CGMHI of $13,525.

6. Fair Value Information

At December 31, 2007, assets recorded at fair value include cash and financial instruments owned. The Company's financial instruments owned consist primarily of U.S. equity securities. The Company uses quoted market prices to determine the fair value of all of its financial instruments owned, and classifies such items in Level 1. Assets and liabilities recorded at contractual amounts that approximate fair value include securities borrowed, securities loaned, payables and accrued liabilities and subordinated indebtedness. The fair values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of many of these instruments and/or their variable interest rates.

7. Concentrations of Credit Risk

At December 31, 2007, collateral held for securities borrowed is with CGMI. For securities loaned, the Company has counterparty concentrations with financial institutions all transacting business in the United States.



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

The Board of Directors
Citicorp Securities Services, Inc.:

In planning and performing our audit of the financial statements of Citicorp Securities Services, Inc. (the "Company") (a wholly-owned subsidiary of Citigroup Financial Products Inc.), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2008

